UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Elephant Talk Communications Corp.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

286202205

(CUSIP Number)

June 14, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286202205

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Crede CG III, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of	5. Sole Voting Power	0
Shares Beneficially
Owned by Each	6. Shared Voting Power	10,630,498
Reporting
Person With:	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	10,630,498

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,630,498 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.6% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 286202205

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Crede Capital Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of	5. Sole Voting Power	0
Shares Beneficially
Owned by Each	6. Shared Voting Power	10,630,498
Reporting
Person With:	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	10,630,498

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,630,498 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.6% (see Item 4)

12.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 286202205

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Acuitas Financial Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of	5. Sole Voting Power	0
Shares Beneficially
Owned by Each	6. Shared Voting Power	10,630,498
Reporting
Person With:	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	10,630,498

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,630,498 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.6% (see Item 4)

12.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 286202205

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Terren S. Peizer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of	5. Sole Voting Power	0
Shares Beneficially
Owned by Each	6. Shared Voting Power	10,630,498
Reporting
Person With:	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	10,630,498

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,630,498 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.6% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN

Item 1.

(a) Name of Issuer

Elephant Talk Communications Corp. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

9705 N. Broadway Ext. Suite 200, 2nd Floor

Oklahoma City, Oklahoma 73114

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Crede CG III, Ltd., a Bermuda exempted company (“Crede CG III”), (ii) Crede Capital Group, LLC, a Delaware limited liability company (“Crede Capital”), (iii) Acuitas Financial Group, LLC, a California limited liability company (“Acuitas”), and (iv) Terren S. Peizer, an individual who is a citizen of the United States of America (“Mr. Peizer,” together with Crede CG III, Crede Capital and Acuitas, the “Reporting Persons”).

The sole stockholder of Crede CG III is Crede Capital. Acuitas holds all of the membership interests of Crede Capital and Mr. Peizer holds all of the membership interests of Acuitas. Voting and dispositive power with respect to the shares held by Crede CG III is exercised by Mr. Peizer, the sole and Managing Member of Acuitas, Crede Capital and Managing Director of Crede CG III, who acts as investment advisor to these entities. Mr. Peizer, Acuitas and Crede Capital disclaim beneficial ownership with respect to the shares held by Crede CG III.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Crede GC III is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business office of each of Crede Capital, Acuitas and Mr. Peizer is 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025.

(d) Title of Class of Securities

Common stock, $0.00001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

286202205

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

On June 14, 2013, upon the consummation of the transactions contemplated by that certain Securities Purchase Agreement described in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 3, 2013, as amended by Amendment No. 1 to such Securities Purchase Agreement described in the Form 8-K filed by the Issuer with the SEC on June 11, 2013 (as amended, the “Securities Purchase Agreement”), each of the Reporting Persons may be deemed to have beneficial ownership of 10,630,498 shares of Common Stock, which consists of (i) 7,331,378 shares of Common Stock issued to Crede GC III, and (ii) 3,299,120 shares of Common Stock issuable upon exercise or exchange of a warrant issued to Crede CG III (the “Warrant”), in each case of clauses (i) and (ii) above, pursuant to such Securities Purchase Agreement, and all such shares of Common Stock represent beneficial ownership of approximately 7.6% of the Common Stock, based on (1) 118,519,117 shares of Common Stock issued and outstanding on June 13, 2013, as reported to the Reporting Persons by the Issuer, plus (2) 7,331,378 shares of Common Stock issued to Crede GC III pursuant to such Securities Purchase Agreement, (3) an aggregate of 10,094,260 shares of Common Stock issued to all other investors pursuant to such Securities Purchase Agreement, and (4) 3,299,120 shares of Common Stock issuable upon exercise or exchange of the Warrant.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0 ..

(ii) Shared power to vote or to direct the vote: 10,630,498 .

(iii) Sole power to dispose or to direct the disposition of 0 .

(iv) Shared power to dispose or to direct the disposition of 10,630,498 .

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2013

CREDE GC III, LTD

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS FINANCIAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 24, 2013

CREDE GC III, LTD

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS FINANCIAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer

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